UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Plan year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1-3523

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTAR ENERGY, INC.

818 South Kansas Avenue

Topeka, Kansas 66612

Westar Energy, Inc. Employees’ 401(k) Savings Plan

Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

All other schedules required by section 2520.103-10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment and Benefits Committee of

Westar Energy, Inc. Employees’ 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Westar Energy, Inc. Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri

June 22, 2006

1

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

Investments (see Note 3):
Mutual Funds	$238,004,542	$222,222,154
Westar Energy Common Stock Fund	40,220,746	44,125,943
Westar Energy IC Fund	—	47,374,523
Vanguard Retirement Savings Trust Fund	50,662,353	—
Loan Fund	8,577,168	7,778,598

Total investments	337,464,809	321,501,218

Interest and dividends receivable	595,700	455,812

Contributions receivable:
Employer	90,001	83,059
Participant	263,214	246,928

Total assets	338,413,724	322,287,017

LIABILITIES:

Accounts payable	36,382	48,493

NET ASSETS AVAILABLE FOR BENEFITS	$338,377,342	$322,238,524

See notes to financial statements.

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment Income:
Interest and dividend income	$16,216,801
Net depreciation in fair value of investments	(491,772)

Total investment income	15,725,029

Contributions:
Employer	3,999,218
Participant	11,856,502
Rollover	991,233

Total contributions	16,846,953

Other Additions	23,581

Total additions	32,595,563

DEDUCTIONS:
Benefits paid to participants	16,435,610
Administrative expenses	21,135

Total deductions	16,456,745

NET INCREASE	16,138,818

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	322,238,524

End of year	$338,377,342

See notes to financial statements.

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1.	NATURE OF OPERATIONS

The following description of the Westar Energy, Inc. (the “Company”) Employees’ 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment or re-employment and/or as specified within the Plan Document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.

Contributions - Participants of the Plan may contribute between 1 to 50 percent of earnings as defined by the Plan. All employees who are eligible to make elective deferrals under the Plan and have attained age 50, are eligible to make catch-up contributions in accordance with the Plan Document. In addition to or instead of pretax contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified employee benefits plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds, a common collective trust fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 50 percent by the Company. Certain collectively bargained employees, as defined by the Plan, have a Company match of 65 percent. Effective January 1, 2005 the company match for non-collectively bargained employees increased from 50 to 65 percent. The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Participants are fully vested in all contributions and earnings thereon. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal.

Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms.

Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

Loans to Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Company common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, which were paid by the participants. The Company has no continuing obligation to pay these expenses.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value except for its benefit responsive investment contracts, which are valued at contract value, which approximates market as determined by the custodian, and participant loans, which are carried at cost, which approximates market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its year-end unit closing price (comprised of year end market price plus uninvested cash). The investment in the common/collective trust fund is stated at estimated fair value, which has been determined by the trustee of the fund based on the unit values of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unit Values – Individual participant accounts invested in the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. This fund earns dividends and interest that are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Company Common Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (“IRC”) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the “ESOP”. The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $148,864 in 2005 and $144,060 in 2004.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004
Vanguard Windsor Fund	$75,169,676	$73,889,035
Westar Energy Common Stock Fund	40,220,746	44,125,943
Vanguard PRIMECAP Fund	49,610,300	50,221,822
Vanguard 500 Index Fund	51,280,789	51,543,432
Vanguard Wellington Fund	23,488,553	20,671,909
Westar Energy IC Fund	—	47,374,523
Vanguard Retirement Savings Trust Fund	50,662,353	—

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $491,772 as follows:

Mutual Funds	$2,041,890
Westar Energy Common Stock Fund	(2,533,662)

$(491,772)

4.	INVESTMENT CONTRACT

The Plan’s investment in the Westar Energy IC Fund invests in benefit-responsive investment contracts with several insurance companies and banks. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value as reported to the Plan by the custodian. The contracts had no value at December 31, 2005 and $47,374,523 at December 31, 2004. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk and the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4 percent for 2005 and 4 percent for 2004. Generally, the crediting interest rates for investment contracts will change quarterly based upon the performance of the underlying investment portfolio. Each year, the fund pays Vanguard Fiduciary Trust Company, the Plan’s trustee, an administrative fee, which is included as a reduction to the fund’s earnings. During 2005, the fee was $72,402. During 2003, the Company’s Investment and Benefits Committee determined and approved the movement of the Westar Energy IC Fund to the Vanguard Retirement Savings Trust Fund, a common/collective trust, as the investment contracts within the Westar Energy IC Fund mature.

During 2005, the remaining investment contracts within the Westar Energy IC Fund were purchased by Vanguard and the proceeds were invested in the Vanguard Retirement Savings Trust, a common/collective trust.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 9, 2004, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Company common stock fund includes transactions that also qualify as party-in-interest transactions.

8.	DEPARTMENT OF LABOR AUDIT

On February 1, 2005, the Company received a subpoena from the Department of Labor, seeking documents related to the Plan. The Company provided the information as directed by the subpoena. At this time, we do not know the specific purpose of the investigation and we are unable to predict the ultimate outcome of the investigation or its impact on the Plan or the Plan Sponsor.

9.	SUBSEQUENT EVENTS

Effective April 1, 2006 the employer match for non-collectively bargained employees was raised from 65% to 75%. Effective July 1, 2006 the employer match for collectively bargained employees will be raised from 65% to 75%.

The Company and certain of its present and former officers and employees are defendants in a consolidated purported class action lawsuit filed in the United States District Court in Topeka, Kansas, “In Re Westar Energy ERISA Litigation, Master File No. 03-4032-JAR.” The lawsuit is brought on behalf of participants in, and beneficiaries of the Westar Energy Employees’
401(k) Savings Plan between July 1, 1998 and January 1, 2003. On January 31, 2006, the Company reached an agreement in principle with the plaintiffs to settle this lawsuit for $9.25 million, which will be paid by the Company’s insurance carrier. The full terms of the proposed settlement are set forth in a Class Action Settlement Agreement dated March 23, 2006 filed with the court. As proposed, the settlement fund, less court-approved costs, will be paid to the plan and distributed pursuant to a Plan of Allocation to participants whose plan account held units in the Company stock fund during the class period. The net settlement amount will be distributed based upon each participant’s approximate loss in relation to the total loss incurred by the plan. The Plan of Allocation is attached as an exhibit to the Class Action Settlement Agreement. The settlement is subject to approval by the court. The court will conduct a hearing on July 28, 2006, to consider the fairness, reasonableness and adequacy of the proposed settlement.

* * * * * *

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)

DECEMBER 31, 2005

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost		Current Value
*	Vanguard Windsor Fund	Mutual Fund	4,383,071	*	*	$75,169,676
*	Vanguard PRIMECAP Fund	Mutual Fund	759,613	*	*	49,610,300
*	Vanguard 500 Index Fund	Mutual Fund	446,230	*	*	51,280,789
*	Vanguard Wellington Fund	Mutual Fund	773,923	*	*	23,488,553
*	Vanguard Total Bond Market Index Fund	Mutual Fund	755,298	*	*	7,598,299
*	Vanguard Prime Money Market Fund	Mutual Fund	6,225,276	*	*	6,225,276
*	Vanguard Mid-Cap Index Fund	Mutual Fund	526,392	*	*	9,280,290
*	Vanguard Small-Cap Index Fund	Mutual Fund	246,190	*	*	7,021,339
*	Vanguard Total International Stock Index Fund	Mutual Fund	583,743	*	*	8,330,020

	Total Mutual Funds					238,004,542

*	Westar Energy Common Stock Fund	Company Stock Fund	3,473,294	*	*	40,220,746
*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust Fund	50,662,353	*	*	50,662,353
*	Loan Fund	Various participants, interest rates ranging from 4.1% to 14%, maturities through December 1, 2035		*	*	8,577,168

	Total Investments					$337,464,809

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date
/s/ Greg A. Greenwood	Chairman	June 28, 2006
Greg A. Greenwood

/s/ Larry D. Irick	Member	June 28, 2006
Larry D. Irick

/s/ Bruce A. Akin	Member	June 28, 2006
Bruce A. Akin

/s/ Kelly B. Harrison	Member	June 28, 2006
Kelly B. Harrison